Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2020

-Net Revenues up by 35.0% Year-Over-Year for the Third Fiscal Quarter

-Net Revenues up by 29.7% Year-Over-Year for the First Nine Months of Fiscal Year 2021

-Total Student Enrollments of Normal Priced Long-term Course up by 46.5% Year-Over-Year

(Beijing–January 21, 2021)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2021 ended November 30, 2020.

Highlights for the Third Quarter of Fiscal Year 2021

-	Net revenues increased by 35.0% year-over-year to US$1,119.1 million from US$829.0 million in the same period of the prior year.
-	Loss from operations was US$127.4 million, compared to income from operations of US$69.4 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$73.4 million, compared to non-GAAP income from operations of US$99.6 million in the same period of the prior year.
-	Net loss attributable to TAL was US$43.6 million, compared to net income attributable to TAL of US$19.6 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$10.4 million, compared to non-GAAP net income attributable to TAL of US$49.7 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.07. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.02. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$5,098.0 million as of November 30, 2020, compared to US$2,219.3 million as of February 29, 2020.
-	Total student enrollments of normal priced long-term course increased by 46.5% year-over-year to approximately 3,397,030 from approximately 2,318,000 in the same period of the prior year.

Highlights for the Nine Months Ended November 30, 2020

-	Net revenues increased by 29.7% year-over-year to US$3,133.1 million from US$2,415.6 million in the same period of the prior year.
-	Loss from operations was US$141.0 million, compared to income from operations of US$178.7 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$16.4 million, compared to non-GAAP income from operations of US$263.8 million in the same period of the prior year.
-	Net income attributable to TAL was US$53.0 million, compared to net loss attributable to TAL of US$20.1 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$177.6 million, compared to non-GAAP net income attributable to TAL of US$65.0 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.09 and US$0.08 respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.29 and US$0.28 respectively.
-	Average student enrollments of normal priced long-term course per quarter during fiscal year 2021 increased by 60.9% year-over-year to approximately 3,995,210 from approximately 2,483,100 in the same period of fiscal year 2020.
-	Total physical network increased from 871 learning centers in 70 cities as of February 29, 2020 to 990 learning centers in 102 cities as of November 30, 2020.

Financial and Operating Data——Third Quarter and First Nine Months of Fiscal Year 2021

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2019	2020	Pct. Change
Net revenues	829,017	1,119,135	35.0%
Operating income/(loss)	69,421	(127,389)	(283.5%)
Non-GAAP operating income/(loss)	99,560	(73,354)	(173.7%)
Net income/(loss) attributable to TAL	19,562	(43,608)	(322.9%)
Non-GAAP net income attributable to TAL	49,701	10,427	(79.0%)
Net income/(loss) per ADS attributable to TAL – basic	0.03	(0.07)	(319.1%)
Net income/(loss) per ADS attributable to TAL – diluted	0.03	(0.07)	(328.5%)
Non-GAAP net income per ADS attributable to TAL – basic	0.08	0.02	(79.4%)
Non-GAAP net income per ADS attributable to TAL – diluted	0.08	0.02	(79.2%)
Total Student Enrollments of normal priced long-term course	2,318,000	3,397,030	46.5%

	Nine Months Ended
	November 30,
	2019	2020	Pct. Change
Net revenues	2,415,626	3,133,066	29.7%
Operating income/(loss)	178,699	(141,014)	(178.9%)
Non-GAAP operating income/(loss)	263,778	(16,407)	(106.2%)
Net (loss)/income attributable to TAL	(20,121)	53,012	(363.5%)
Non-GAAP net income attributable to TAL	64,958	177,619	173.4%
Net (loss)/income per ADS attributable to TAL – basic	(0.03)	0.09	(359.7%)
Net (loss)/income per ADS attributable to TAL – diluted	(0.03)	0.08	(349.8%)
Non-GAAP net income per ADS attributable to TAL – basic	0.11	0.29	169.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.10	0.28	170.8%
Average Student Enrollments of normal priced long-term course	2,483,100	3,995,210	60.9%

“In the third quarter, along with the effective measures China’s government has taken to continuously improve the public health situation and economy, we are pleased to see our tutoring business has also demonstrated on-track performance in this fiscal quarter. Looking ahead, we will keep making every effort to optimize our products, service and technology, and further build up our all-round education services with top quality content and customer experience,” said Rong Luo, TAL’s chief financial officer.

Financial Results for the Third Quarter of Fiscal Year 2021

Net Revenues

In the third quarter of fiscal year 2021, TAL reported net revenues of US$1,119.1 million, representing a 35.0% increase from US$829.0 million in the third quarter of fiscal year 2020. The increase was mainly driven by an increase in total student enrollments of normal priced long-term course, which increased by 46.5% to approximately 3,397,030 from approximately 2,318,000 in the same period of the prior year. The increase in total student enrollments of normal priced long-term course was primarily the result of the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the third quarter of fiscal year 2021, operating costs and expenses were US$1,255.9 million, representing a 65.1% increase from US$760.8 million in the third quarter of fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,201.8 million, representing a 64.5% increase from US$730.7 million in the third quarter of fiscal year 2020.

Cost of revenues increased by 42.5% to US$515.6 million from US$361.8 million in the third quarter of fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 42.5% to US$515.2 million, from US$361.6 million in the third quarter of fiscal year 2020.

Selling and marketing expenses increased by 120.3% to US$420.7 million from US$190.9 million in the third quarter of fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 118.0% to US$406.4 million, from US$186.4 million in the third quarter of fiscal year 2020. The increase of selling and marketing expenses in the third quarter of fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 36.4% to US$283.8 million from US$208.1 million in the third quarter of fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 33.8% to US$244.5 million, from US$182.7 million in the third quarter of fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 79.3% to US$54.0 million in the third quarter of fiscal year 2021 from US$30.1 million in the same period of fiscal year 2020.

Impairment loss on intangible assets and goodwill was US$35.7 million for the third quarter of fiscal year 2021, compared to nil for the third quarter of fiscal year 2020. Impairment loss on goodwill was mainly due to the decline in a reporting unit’s fair value.

Gross Profit

Gross profit increased by 29.2% to US$603.6 million from US$467.2 million in the third quarter of fiscal year 2020.

Income/(loss) from Operations

Loss from operations was US$127.4 million in the third quarter of fiscal year 2021, compared to income from operations of US$69.4 million in the third quarter of fiscal year 2020. Non-GAAP loss from operations was US$73.4 million, compared to Non-GAAP income from operations of US$99.6 million in the same period of the prior year.

Other (expense)/Income

Other income was US$45.5 million for the third quarter of fiscal year 2021, compared to other expense of US$3.7 million in the third quarter of fiscal year 2020. Other income in the third quarter of fiscal year 2021 was primarily due to the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$11.5 million for the third quarter of fiscal year 2021, compared to US$46.4 million for the third quarter of fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax (expense)/Benefit

Income tax benefit was US$13.9 million in the third quarter of fiscal year 2021, compared to US$16.6 million of income tax expense in the third quarter of fiscal year 2020.

Net Income/(loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$43.6 million in the third quarter of fiscal year 2021, compared to net income attributable to TAL of US$19.6 million in the third quarter of fiscal year 2020. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$10.4 million, compared to Non-GAAP net income attributable to TAL of US$49.7 million in the third quarter of fiscal year 2020.

Basic and Diluted Net Income/(loss) per ADS

Basic and diluted net loss per ADS were both US$0.07 in the third quarter of fiscal year 2021. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.02, in the third quarter of fiscal year 2021.

Cash Flow

Net cash flow provided by operating activities for the third quarter of fiscal year 2021 was US$844.6 million. Capital expenditures for the third quarter of fiscal year 2021 were US$42.2 million, an increase of US$2.1 million from US$40.1 million for the third quarter of fiscal year 2020. The increase was mainly due to leasehold improvement.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2020, the Company had US$4,233.2 million of cash and cash equivalents and US$864.8 million of short-term investments, compared to US$1,873.9 million of cash and cash equivalents and US$345.4 million of short-term investments as of February 29, 2020.

Deferred Revenue

The Company’s deferred revenue balance was US$1,957.1 million, compared to US$1,241.2 million as of November 30, 2019, representing a year-over-year increase of 57.7%, which was mainly contributed by the tuition collected in advance of the fall semester, winter semester and part of spring semester of Xueersi Peiyou small classes and online courses through www.xueersi.com.

Financial Results for the First Nine Months of Fiscal Year 2021

Net Revenues

For the first nine months of fiscal year 2021, TAL reported net revenues of US$3,133.1 million, representing a 29.7% increase from US$2,415.6 million in the first nine months of fiscal year 2020. The increase was mainly driven by the growth in average student enrollments, which increased by 60.9% to approximately 3,995,210 from approximately 2,483,100 in the same period of the prior year. The increase in average student enrollments was primarily the result of the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first nine months of fiscal year 2021, operating costs and expenses were US$3,291.5 million, a 46.5% increase from US$2,246.0 million in the first nine months of fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$3,166.9 million, a 46.6% increase from US$2,160.9 million in the first nine months of fiscal year 2020.

Cost of revenues grew by 38.1% to US$1,467.1 million from US$1,062.7 million in the first nine months of fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 38.1% to US$1,466.0 million from US$1,061.9 million in the first nine months of fiscal year 2020.

Selling and marketing expenses increased by 67.3% to US$1,019.6 million from US$609.6 million in the first nine months of fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 65.6% to US$988.0 million from US$596.7 million in the first nine months of fiscal year 2020. The increase of selling and marketing expenses in the first nine months of fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 34.0% to US$768.7 million from US$573.7 million in the first nine months of fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 34.7% to US$676.9 million from US$502.4 million in the first nine months of fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 46.5% to US$124.6 million in the first nine months of fiscal year 2021 from US$85.1 million in the same period of fiscal year 2020.

Impairment loss on intangible assets and goodwill was US$36.0 million for the first nine months of fiscal year 2021, compared to nil for the same period of fiscal year 2020. Impairment loss on intangible assets and goodwill was mainly due to the decline in a reporting unit’s fair value.

Gross Profit

Gross profit grew by 23.1% to US$1,666.0 million from US$1,352.9 million in the first nine months of fiscal year 2020.

Income/(loss) from Operations

Loss from operations was US$141.0 million in the first nine months of fiscal year 2021, compared to income from operations of US$178.7 million in the same period of the prior year. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$16.4 million for the first nine months of fiscal year 2021, compared to non-GAAP income from operations, which excluded share-based compensation expenses, was US$263.8 million in the first nine months of fiscal year 2020.

Other (expense)/Income

Other income was US$132.9 million for the first nine months of fiscal year 2021, primarily due to the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak. Other expense was US$90.6 million for the first nine months of fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$18.4 million for the first nine months of fiscal year 2021, compared to US$151.2 million for the first nine months of fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$10.6 million in the first nine months of fiscal year 2021, compared to US$5.7 million of income tax expense in the first nine months of fiscal year 2020.

Net (loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$53.0 million in the first nine months of fiscal year 2021, compared to net loss attributable to TAL of US$20.1 million in the first nine months of fiscal year 2020. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 173.4% to US$177.6 million from US$65.0 million in the first nine months of fiscal year 2020.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.09 and US$0.08 respectively, in the first nine months of fiscal year 2021. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.29 and US$0.28 respectively.

Cash Flow

Net cash flow provided by operating activities for the first nine months of fiscal year 2021 was US$1,581.2 million. Capital expenditures for the first nine months of fiscal year 2021 were US$163.2 million, compared to US$125.2 million in the first nine months of fiscal year 2020. The increase was mainly due to the purchase of fixed assets and leasehold improvement.

Business Outlook

Based on our current estimates, total net revenues for the fourth quarter of fiscal year 2021 are expected to be between US$1,175.0 million and US$1,200.8 million, representing an increase of 37% to 40% on a year-over-year basis.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2021 ended November 30, 2020 at 8:00 a.m. Eastern Time on January 21, 2021 (9:00 p.m. Beijing time on January 21, 2021).

Please note that you will need to pre-register for conference call participation, using the link provided below. Upon registering, you will be sent participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Conference call registration link: http://apac.directeventreg.com/registration/event/6743927. It will automatically direct you to the registration page of "TAL Education Group Third Quarter of Fiscal Year 2021 Earnings Conference Call", where you may fill in your details for RSVP. When you are requested to submit a participant conference ID, please enter the number "6743927".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 7:59 a.m. on February 5, 2021, U.S. Eastern time (8:59 p.m. Beijing time on February 5, 2021).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	6743927

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2021, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 102 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2020	As of November 30, 2020
ASSETS

Current assets
Cash and cash equivalents	$1,873,866	$4,233,169
Restricted cash-current	28,084	30,309
Short-term investments	345,457	864,798
Inventory	25,832	33,441
Amounts due from related parties-current	3,642	3,205
Income tax receivables	11,548	30
Prepaid expenses and other current assets	207,352	260,568
Total current assets	2,495,781	5,425,520
Restricted cash-non-current	13,235	16,618
Property and equipment, net	366,656	478,029
Deferred tax assets	79,534	207,943
Rental deposits	72,721	95,968
Intangible assets, net	58,985	71,145
Land use right, net	204,853	214,408
Goodwill	378,913	522,927
Long-term investments	571,601	620,331
Long-term prepayments and other non-current assets	85,275	62,400
Operating lease right-of-use assets	1,243,692	1,526,212
Total assets	$5,571,246	$9,241,501

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 104,231 and 224,060 as of February 29, 2020 and November 30, 2020, respectively)	$117,770	$238,513
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 733,253 and 1,829,655 as of February 29, 2020 and November 30, 2020, respectively)	780,167	1,926,673
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 4,264 and 3,566 as of February 29, 2020 and November 30, 2020, respectively)	4,361	3,575
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 470,519 and 705,425 as of February 29, 2020 and November 30, 2020, respectively)	552,650	832,962
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 43,233 and 76,808 as of February 29, 2020 and November 30, 2020, respectively)	46,650	88,327
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of 276,712 and 340,496 as of February 29, 2020 and November 30, 2020, respectively)	304,960	370,301
Total current liabilities	1,806,558	3,460,351
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 833 and 30,468 as of February 29, 2020 and November 30, 2020, respectively)	833	30,468
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of 7,197 and 11,563 as of February 29, 2020 and November 30, 2020, respectively)	7,789	11,935
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and November 30, 2020, respectively)	261,950	265,100
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of 883,603 and 1,110,699 as of February 29, 2020 and November 30, 2020, respectively)	949,919	1,188,989
Total liabilities	3,027,049	4,956,843
Mezzanine equity
Redeemable non-controlling interests	-	1,775
Equity
Class A common shares	133	142
Class B common shares	67	67
Additional paid-in capital	1,675,640	3,295,787
Statutory reserve	82,712	81,852
Retained earnings	786,097	833,318
Accumulated other comprehensive (loss)/income	(28,913)	57,841
Total TAL Education Group's equity	2,515,736	4,269,007
Noncontrolling interest	28,461	13,876
Total equity	2,544,197	4,282,883
Total liabilities, mezzanine equity and equity	$5,571,246	$9,241,501

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2019	2020	2019	2020
Net revenues	$829,017	$1,119,135	$2,415,626	$3,133,066
Cost of revenues (note 1)	361,817	515,560	1,062,687	1,467,112
Gross profit	467,200	603,575	1,352,939	1,665,954
Operating expenses (note 1)
Selling and marketing	190,947	420,747	609,604	1,019,598
General and administrative	208,071	283,827	573,712	768,719
Impairment loss on intangible assets and goodwill	-	35,727	-	36,031
Total operating expenses	399,018	740,301	1,183,316	1,824,348
Government subsidies	1,239	9,337	9,076	17,380
Income/(loss) from operations	69,421	(127,389)	178,699	(141,014)
Interest income	19,691	28,879	53,561	79,065
Interest expense	(2,735)	(2,714)	(7,963)	(9,378)
Other (expense)/income	(3,732)	45,507	(90,618)	132,948
Impairment loss on long-term investments	(46,408)	(11,472)	(151,196)	(18,357)
Income/(loss) before provision for income tax and loss from equity method investments	36,237	(67,189)	(17,517)	43,264
Income tax (expense)/benefit	(16,611)	13,887	(5,736)	(10,556)
(Loss)/income from equity method investments	(3,206)	411	(5,895)	6,352
Net income/(loss)	16,420	(52,891)	(29,148)	39,060
Add: Net loss attributable to noncontrolling interest	3,142	9,283	9,027	13,952
Total net income/(loss) attributable to TAL Education Group	$19,562	$(43,608)	$(20,121)	$53,012
Net income/(loss) per common share
Basic	$0.10	$(0.22)	$(0.10)	$0.26
Diluted	0.09	(0.22)	(0.10)	0.25
Net income/(loss) per ADS (note 2)
Basic	$0.03	$(0.07)	$(0.03)	$0.09
Diluted	0.03	(0.07)	(0.03)	0.08
Weighted average shares used in calculating net income/(loss) per common share
Basic	198,555,124	202,039,751	197,882,722	200,786,811
Diluted	207,120,564	202,039,751	197,882,722	208,710,216

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2019	2020	2019	2020
Cost of revenues	$267	$404	$832	$1,158
Selling and marketing expenses	4,534	14,322	12,951	31,644
General and administrative expenses	25,338	39,309	71,296	91,805
Total	$30,139	$54,035	$85,079	$124,607

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive Income/(LOSS)

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2019	2020	2019	2020
Net income/(loss)	$16,420	$(52,891)	$(29,148)	$39,060
Other comprehensive income/(loss), net of tax	22,195	54,944	(53,528)	87,834
Comprehensive income/(loss)	38,615	2,053	(82,676)	126,894
Add: Comprehensive income attributable to noncontrolling interest	2,537	8,581	11,085	12,872
Comprehensive income/(loss) attributable to TAL Education Group	$41,152	$10,634	$(71,591)	$139,766

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2019	2020	2019	2020
Net cash provided by operating activities	$939,849	$844,605	$1,239,306	$1,581,242
Net cash used in investing activities	(136,834)	(317,382)	(270,454)	(706,267)
Net cash provided by financing activities	270,886	1,499,351	131,227	1,492,512
Effect of exchange rate changes	236	3,754	8,087	(2,576)

Net change in cash, cash equivalents and restricted cash	1,074,137	2,030,328	1,108,166	2,364,911
Cash, cash equivalents and restricted cash at beginning of period	1,297,730	2,249,768	1,263,701	1,915,185

Cash, cash equivalents and restricted cash at end of period	$2,371,867	$4,280,096	$2,371,867	$4,280,096

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2019	2020	2019	2020
Cost of revenues	$361,817	$515,560	$1,062,687	$1,467,112
Share-based compensation expense in cost of revenues	267	404	832	1,158
Non-GAAP cost of revenues	361,550	515,156	1,061,855	1,465,954

Selling and marketing expenses	190,947	420,747	609,604	1,019,598
Share-based compensation expense in selling and marketing expenses	4,534	14,322	12,951	31,644
Non-GAAP selling and marketing expenses	186,413	406,425	596,653	987,954

General and administrative expenses	208,071	283,827	573,712	768,719
Share-based compensation expense in general and administrative expenses	25,338	39,309	71,296	91,805
Non-GAAP general and administrative expenses	182,733	244,518	502,416	676,914

Operating costs and expenses	760,835	1,255,861	2,246,003	3,291,460
Share-based compensation expense in operating costs and expenses	30,139	54,035	85,079	124,607
Non-GAAP operating costs and expenses	730,696	1,201,826	2,160,924	3,166,853

Income/(loss) from operations	69,421	(127,389)	178,699	(141,014)
Share based compensation expenses	30,139	54,035	85,079	124,607
Non-GAAP income/(loss) from operations	99,560	(73,354)	263,778	(16,407)

Net income/(loss) attributable to TAL Education Group	19,562	(43,608)	(20,121)	53,012
Share based compensation expenses	30,139	54,035	85,079	124,607
Non-GAAP net income attributable to TAL Education Group	$49,701	$10,427	$64,958	$177,619

Net income/(loss) per ADS
Basic	$0.03	$(0.07)	$(0.03)	$0.09
Diluted	0.03	(0.07)	(0.03)	0.08
Non-GAAP Net income per ADS
Basic	$0.08	$0.02	$0.11	$0.29
Diluted	0.08	0.02	0.10	0.28
ADSs used in calculating net income/(loss) per ADS
Basic	595,665,372	606,119,253	593,648,166	602,360,433
Diluted	621,361,692	606,119,253	593,648,166	626,130,648
ADSs used in calculating Non-GAAP net income per ADS
Basic	595,665,372	606,119,253	593,648,166	602,360,433
Diluted	621,361,692	627,950,637	620,250,195	626,130,648